FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 9, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

TABLE OF CONTENTS

Item	Page

Press Release dated October 8, 2002, announcing completion of enrollment in the Company’s Phase II Pilot Study of Theratope® Vaccine for Metastatic Colorectal Cancer	3

Signatures	5

News Release
For Immediate Release

BIOMIRA COMPLETES ENROLMENT OF PHASE II PILOT STUDY OF
THERATOPE® VACCINE FOR METASTATIC COLORECTAL CANCER

EDMONTON, ALBERTA, CANADA—October 08, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that the Company has completed enrolment of its Phase II pilot study of THERATOPE® vaccine for metastatic colorectal cancer. The 20 patient study was initiated in February 2002. Data from this trial is expected to be analyzed and available in mid-2003.

The THERATOPE® vaccine Phase II trial, conducted at the Cross Cancer Institute in Edmonton by lead investigator Dr. Charles Butts, from the Alberta Cancer Board, was designed to evaluate the safety of the vaccine in patients with metastatic colorectal cancer, as well as evaluating the ability of the vaccine to induce an immune response in these patients when given in combination with first line chemotherapy.

“Completing the enrolment of this trial is an important milestone for our Phase II THERATOPE® vaccine study in this indication,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “This is the first opportunity to accumulate data using THERATOPE® vaccine in combination with chemotherapy. Data from this trial will be used in planning further studies using THERATOPE® vaccine in colorectal cancer.”

Colorectal cancer is the third most common cancer in men and women. In North America, colorectal cancer accounts for over 55,000 deaths each year with an estimated 135,000 new cases in 2001, according to the American Cancer Society.

Biomira and Merck KGaA completed enrolment in a Phase III THERATOPE® vaccine clinical trial in metastatic breast cancer for 1,030 women at 120 clinical sites in 10 countries in March 2001. This Phase III trial is a double-blinded, randomized, controlled trial. The final analysis is event-driven and is expected to commence in mid-2003. Biomira had originally announced the final analysis would be conducted in the second half of 2003. As we have previously stated, the final analysis will be based on when the events occur. The events are occurring in accordance with the original trial assumptions. However, since collecting and cleaning the bulk of the data for the interim analysis, it is felt an answer at the final analysis can be obtained faster than originally planned.

Biomira’s collaborator for THERATOPE® vaccine is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

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Biomira Company Contacts:

Bill Wickson	Media Contact:
Manager, Public Relations (780) 490-2818	Brad Miles, BMC Communications (212) 477-9007 Ext. 17

Jane Tulloch Director, Investor Relations (780) 490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: October 9, 2002	By:	/s/ Edward A. Taylor

Edward A. Taylor Vice President Finance